Exhibit 99.1

News Release

Orla Mining Discovers Additional High-Grade Zones at Musselwhite Two Kilometres Down Plunge

 Stacked Extension Zones Expand Mine Trend by More Than Two Kilometres, Providing Significant Mine Life Extension Potential

VANCOUVER, BC, April 9, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to report continued exploration success at the Musselwhite Mine.

Directional drilling from surface has intersected additional high-grade gold mineralization on the extension of the Mine Trend, indicating the two distinct zones, Lynx (upper zone) and PQ (lower zone), continue as stacked, continuous horizons for at least two kilometres down plunge from current operations. This result significantly expands the resource potential of the deposit and indicates mineralization is broader and more continuous than previously understood.

Underground exploration drilling continued to return strong gold intercepts across all priority zones, reinforcing confidence in potential to grow mineral resources, add reserves, and extend mine life. Near-mine surface drilling has also intersected new shallow mineralization at Camp Bay, highlighting satellite discovery potential close to existing infrastructure.

Exploration Highlights:

Directional drilling confirms the PQ Extension zone, intersecting visible gold and high-grade results across multiple holes. These results support the interpretation that Lynx and PQ Extension occur as two stacked, continuous mineralized horizons along the Mine Trend:

•	4.7 metres at 11.92 g/t Au, including 0.8 m at 29.3 g/t Au, 0.9 m at 15.4 g/t Au and 0.3 m at 18.7 g/t Au (26-NSD01-005W), 1.4 km from current operations
•	3.5 metres at 5.11 g/t Au, including 0.6 m at 21.8 g/t Au and 0.3 m at 11.7 g/t Au (26-NSD02-006W), 1.6 km from current operations

Underground drilling continued to support reserve replacement and resource growth with multiple high-grade intersections from the West Limb, Lynx, and PQ zones:

•	11.5 metres at 11.0 g/t Au (25-WEL-010)
•	4.0 metres at 29.7 g/t Au (25-PQE-051)
•	6.8 metres at 14.2 g/t Au (25-LNX-070)
•	3.6 metres at 21.2 g/t Au (25-LNX-126)

Near-mine surface drilling at Camp Bay intersected broad, shallow mineralization, highlighting potential for additional satellite mineralization near existing infrastructure:

•	37.4 metres at 1.84 g/t Au (26-CMP-006)
•	10.3 metres at 3.76 g/t Au (26-CMP-014)
•	31.4 metres at 1.11 g/t Au (26-CMP-003)
•	23.3 metres at 1.13 g/t Au (26-CMP-002)

"The Musselwhite exploration program continues to exceed expectations. Strong underground results have confirmed that the Lynx and PQ Extension zones form two distinct, continuous mineralized horizons stacked along a corridor stretching two kilometres beyond the mine - transforming a working geological model into a compelling, large-scale exploration opportunity. The new shallow mineralization at Camp Bay adds further conviction. We have growing confidence in potential resource and reserve growth and extension of mine life."

- Sylvain Guerard, Orla's Senior Vice President, Exploration

Figure 1: Mine Trend Extension Long-Section (CNW Group/Orla Mining Ltd.)

Directional Drilling Confirms Stacked Zones on the Mine Trend Extension

The deep directional surface drill program continues to target the northwest down-plunge extension of the Mine Trend. Orla's planned 30-hole program, initiated in late May 2025, is testing the extension of the Mine Trend up to two kilometres beyond current operations. To date, 17,668 metres of the program have been completed (5,291 metres in 2026) in 16 drill holes (six in 2026), with assay results received from 16 holes. This news release reports results from eight additional holes completed since the Company's December 18, 2025, press release.

Two directional drill holes (Mother Hole #1 Daughter Hole #4 and Mother Hole #2 Daughter Hole #5) intersected the PQ Extension zone with visible gold in the targeted area, validating the interpreted geometry of the mineralized system (Figure 1). As reported in October 2025, Mother Hole #2 intersected what is now recognised as the Lynx zone higher on section, returning 4.1 metres at 15.1 g/t Au (25-NSD02-001).

The cumulative positive assays and geological observations from the directional program support the current exploration model and the continuity of multiple mineralized zones along the corridor, consistent with those in the Mine area, supporting the potential for continued resource growth along the Mine Trend. By the end of 2026, the drill plan targets 200 metres spacing between sections, with holes spaced at 50 metres on section. While this spacing will not be sufficient for resource estimation, it will provide a reliable estimate of the potential ounce inventory to inform further work.

Underground Drilling Reinforces Continuity and Identifies Further Extension Potential

The 2026 underground program is focused on the Redwings, Lynx, PQ Extension, and West Limb zones. The high-grade results support ongoing efforts to replace and expand resources and reserves. Five of the six active exploration rigs are focused on the Lynx and PQ Extension areas along the one-kilometre extension beyond current operations. More limited drilling is also underway across several mineralized zones in the upper parts of the mine, notably Redwings. Assay results from underground drilling completed in 2025 and in the first half of 2026 are expected to be incorporated into the year-end 2026 Mineral Resource update.

Since the December 18, 2025, press release, 14,427 metres of drilling and 45 holes have been completed (12,546 metres and 41 holes in 2026), with assays received for 47 holes. Notable intercepts include:

Lynx Zone (upper):

•	6.8 metres at 14.2 g/t Au, incl. 1.5 m at 28.7 g/t Au (25-LNX-070)
•	11.6 metres at 7.53 g/t Au, incl. 1.9 m at 31.4 g/t Au (25-LNX-068)
•	3.6 metres at 21.2 g/t Au, incl. 0.7 m at 33.0 g/t Au (25-LNX-126)
•	1.9 metres at 24.6 g/t Au, incl. 1.2 m at 37.7 g/t Au (25-LNX-051)
•	2.1 metres at 15.9 g/t Au, incl. 0.6 m at 38.0 g/t Au (25-LNX-098)

PQ Zone (lower):

•	4.0 metres @ 29.7 g/t Au, incl. 2.2 m @ 38.3 g/t Au (25-PQE-051)
•	3.5 metres @ 27.5 g/t Au, incl. 2.3 m @ 35.1 g/t Au (25-PQE-050)
•	2.4 metres at 15.0 g/t Au and 9.5 metres at 7.1 g/t Au (25-PQE-064)
•	3.8 metres at 9.32 g/t Au and 0.3 metres at 108.0 g/t Au (25-PQE-037)

West Limb Zone:

•	11.5 metres at 11.0 g/t Au, incl. 6.5 m at 17.2 g/t Au (25-WEL-010)
•	4.0 metres at 15.8 g/t Au, incl 1.0 m at 48.9 g/t Au (25-WEL-019)
•	8.0 metres at 8.98 g/t Au, incl. 1.3 m at 30.8 g/t Au (25-WEL-009)
•	3.0 metres at 13.6 g/t Au (25-WEL-017)
•	2.1 metres at 19.2 g/t Au (25-WEL-011)

Figure 2: Musslewhite Mine Long Section Overview with Drill Result Highlights (CNW Group/Orla Mining Ltd.)

Near-Mine Surface Drilling Identifies Broad Shallow Mineralization at Camp Bay

A 7,400-metre near-mine surface drill program was initiated in mid-January to further test the potential for satellite mineralization near existing mine infrastructure (within 10 kilometres from the mill). The program is focused on the Camp Bay target area and a four-kilometre trend southeast of the Musselwhite Mine, with work on the 4 km trend planned to begin in Q2. The Camp Bay program tested the Southern Iron Formation synform and infill drilled between historical drill holes. Camp Bay drilling was completed in mid-March with 2,652 metres drilled across sixteen shallow holes (150 metres to 240 metres downhole length). Assays for fourteen holes have been received to date and returned broad, shallow intercepts, underscoring the low exploration maturity of the near mine target area and the potential to encounter new zones of mineralization close to existing infrastructure. Notable results include:

Camp Bay:

•	37.4 metres at 1.84 g/t Au from 8 metres downhole, incl. 3 m at 5.12 g/t Au and 1 m at 9.88 g/t Au (26-CMP-006)
•	31.4 metres at 1.11 g/t Au from 37.4 m downhole (26-CMP-003)
•	23.3 metres at 1.13 g/t Au from 36 m downhole (26-CMP-002)
•	10.3 m @ 3.76 g/t Au from 83.6 m downhole, incl. 0.5 m at 19.5 g/t Au and 0.5 m at 18.8 g/t Au (26-CMP-014)

Figure 3: Camp Bay Surface Plan Drill Result Highlights (CNW Group/Orla Mining Ltd.)

Regional Compilation and Targeting Across 65,000-hectare Land Package to Unlock Belt-Scale Potential

Alongside its active drilling programs, Orla has advanced a regional data compilation initiative across the 65,000-hectare Musselwhite land package to unlock the full potential of its belt-scale position. Historical geological mapping, drilling, surface rock and soil sampling, and regional geophysical datasets have been integrated into a comprehensive geological database, with interpretation currently underway to identify high-priority regional drill targets and potential new discoveries. This regional work is designed to complement underground, Mine Trend extension, and near-mine drilling by highlighting emerging exploration opportunities across the broader Musselwhite property.

Figure 4: Plan View MSW Regional Compilation (CNW Group/Orla Mining Ltd.)

2026 Exploration Outlook

With the first half of 2026 well advanced, all four priority programs are active. The first two represent the primary focus for drilling and spending allocation:

1.	Expand underground resources and reserves through drilling in the Lynx, West Limb, Redwings, and PQ Extension zones, including infill and step out holes extending approximately one kilometre from the current operation. Five of six active exploration rigs are currently deployed on Lynx and PQ Extension targets.
2.	Advance deep directional drilling along the Mine Trend Extension over a two-kilometre corridor (from kilometre one to kilometre two) to further define the geometry and grade continuity of the confirmed stacked gold zones. Section spacing will tighten to 200 metres by year-end, providing a reliable ounce inventory estimate to guide future resource work.
3.	Evaluate near mine surface targets, including follow up drilling along the Musselwhite SE Mine Trend to support potential satellite discoveries, building on the Camp Bay results reported here.
4.	Generate regional targets across the 65,000-hectare land package through ongoing data interpretation, target definition, and prioritization - complementing active drilling with a longer-term pipeline of opportunities.

The 2026 program builds on the strong foundation established in Orla's first exploration year. Resource growth, reserve replacement, and extended mine life at Musselwhite are no longer aspirational outcomes and are well supported by the drilling results now in hand.

Table 1: Deep Directional Intersection Detailed Highlights

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Including	Method
25-NSD01-001	1923.5	0.5	0.5	15.6		Fire Assay
25-NSD01-004W	2065.0	1.2	0.9	7.06	0.9m @ 8.17g/t	Photon
25-NSD02-001	2069.6	1.9	1.5	4.38	0.5m @ 12.2g/t	Fire Assay
25-NSD02-002W	1481.4	1.6	1.3	5.19	1m @ 6.69g/t	Fire Assay
25-NSD02-005W	2174.6	2.1	1.4	3.46	0.3m @ 17.5g/t	Photon
25-NSD03-001	2139.5	0.3	0.3	12.5		Fire Assay
25-NSD03-003W	2339.3	0.7	0.7	12.8		Photon
26-NSD01-005W	2142.3	4.7	3.3	11.9	0.3m @ 18.7g/t 0.9m @ 15.4g/t 0.8m @ 29.3g/t	Photon
26-NSD02-006W	2243.3	3.5	2.2	5.11	0.3m @ 11.7g/t 0.6m @ 21.8g/t	Photon

Table 2: Underground Drill Intersection Detailed Highlights

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Including
25-LNX-051	98.0	6.7	2.2	9.46	0.4m @ 19.9g/t 1.4m @ 31.5g/t
25-LNX-068	248.4	11.6	8.7	7.53	1.9m @ 31.4g/t
25-LNX-070	232.7	6.8	6.3	14.2	1.4m @ 15.4g/t 1.5m @ 28.7g/t
25-LNX-093	183.6	0.5	0.4	145.0
25-LNX-126	214.5	3.6	3.5	21.2	2.0m @ 26.0g/t 0.7m @ 33.0g/t
25-PQE-050	127.4	3.5	3.0	27.5	2.3m @ 35.1g/t 0.6m @ 16.1g/t
25-PQE-051	171.2	4.0	3.8	29.7	2.2m @ 38.3g/t 1.2m @ 26.5g/t
25-PQE-064	108.0	9.5	7.8	7.08	3.4m @ 11.2g/t 0.5m @ 12.4g/t
25-PQE-068	300.5	2.5	0.9	32.1	1.6m @ 46.8g/t
25-WEL-008	226.3	5.7	5.1	10.3	0.5m @ 16.4g/t 1.3m @ 29.3g/t
25-WEL-009	74.1	8.0	6.6	8.98	1.3m @ 30.8g/t 0.4m @ 29.2g/t
25-WEL-010	277.5	11.5	11.4	11.0	6.5m @ 17.2g/t
25-WEL-019	173.0	4.0	2.6	15.8	1.0m @ 48.9g/t
25-WEL-019	191.0	12.0	11.2	4.48	2.0m @ 11.2g/t 0.5m @ 11.0g/t
25-WEL-023	51.7	0.5	0.4	128.0
26-LNX-026	231.5	6.5	5.8	9.55	0.5m @ 26.6g/t 0.4m @ 47.9g/t

Table 3: Near Mine Drill Intersection Detailed Highlights

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Including	Method
26-CMP-002	36.0	23.3	22.4	1.13		Photon
26-CMP-003	37.4	31.4	25.7	1.11		Photon
26-CMP-005	57.3	7.7	6.3	1.45	0.3m @ 10.4g/t	Photon
26-CMP-006	8.0	37.4	21.5	1.84	3m @ 5.12g/t 1m @ 9.88g/t	Photon
26-CMP-010	64.0	9.2	6.5	1.18		Photon
26-CMP-012	37.4	8.6	7.7	2.24	0.7m @ 14.2g/t	Photon
26-CMP-012	53.0	17.0	12.0	0.72		Photon
26-CMP-014	83.6	10.3	9.3	3.76	0.5m @ 19.5g/t 0.5m @ 10.2g/t 0.5m @ 18.8g/t	Photon

True width estimated where orientation of geological control on gold mineralization is certain.

Additional Technical Information

All mineralized interval lengths reported are down-hole intervals, with true width estimates ranging from 30-100% for the reported interval. True widths are not estimated in cases where there is insufficient geological control on gold mineralization. See Tables 1 to 3 in the Appendix of this news release for estimated true widths of individual composites. A minimum sampling length of 0.30 m is used for both underground and surface drilling. The reported composites were not subject to "capping" of high grades. Orla believes that applying a top cut would have a negligible effect on overall grades.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2026 drilling program at Musslewhite Mine, Mr. Guerard has visited the property in February 2026, discussed logging, sampling, and sample shipping processes with responsible site staff, discussed and reviewed assay and QA/QC results with responsible personnel, and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control - 2026 Drill Program and Historical Drilling

Gold results at Musselwhite were obtained at ALS Canada Inc. ("ALS") or SGS Canada Inc. ("SGS") using fire assay fusion and an atomic absorption spectroscopy finish (ALS: Au-AA23, SGS: GE_FAA30V5). If samples returned gold values greater than 10 ppm, samples are re-run with gold by fire assay and gravimetric finish (ALS: Au-GRA21, SGS: GO_FAG30V). Gold results were also obtained at ALS using PhotonAssayTM on two aliquots of 500g of crushed sample (ALS: Au-PA01). ALS sample preparation and PhotonAssay were completed at ALS' Thunder Bay facility, with fire assay completed at ALS' Vancouver facility. SGS sample preparation was completed at SGS' Sudbury facility and fire assay analysis were completed at SGS' Burnaby facility.

Drill program design, Quality Assurance/Quality Control (QAQC) and interpretation of results were performed by qualified persons employing a QAQC program consistent with NI 43-101 and industry best practices. For Fire Assay analyses, standards were inserted at a frequency of four in every 100 samples, and blanks were inserted at a frequency of four in every 100 samples.

ALS and SGS are both independent of Orla. ALS is an ISO-17025 accredited laboratory for photon assay methods. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Musselwhite.

For additional information on Musslewhite, see the Musselwhite Report (as defined below) and the Company's press releases dated December 18, 2025 (Orla Confirms Two-Kilometre Gold Trend Extension at Musselwhite), October 6, 2025 (Orla Mining Discovers Potential Two-Kilometre Extension at Musselwhite) and April 1, 2025 (Orla Mining Launches $25M Exploration Drilling Program to Expand Reserves and Resources and Extend Musselwhite Mine Trend).

Historical drill results at Musselwhite were completed by Goldcorp. Inc. ("Goldcorp") and/or Newmont, the prior owners of the project. The Company's independent qualified person, DRA Americas, Inc. was of the opinion that the drilling and sampling procedures for Musselwhite drill samples by Goldcorp and Newmont were reasonable and adequate for the purposes of the Musselwhite Report, and that the Goldcorp and Newmont QA/QC program met or exceeded industry standards. See the Company's NI 43-101 technical report for the project entitled "Technical Report - Musselwhite Mine Project, Ontario, Canada" with an effective date of November 18, 2024 (the "Musselwhite Report") for additional information.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced close to 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Company's exploration program at Musselwhite and the timing and goals thereof, including the potential for reserve and resource growth, mine life extension, satellite discoveries; and the Company's other goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies and preliminary economic assessments; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Appendix: Drill Results

Table 1: MSW Deep Directional Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)		Including 5.0g/t Au COG	Including 10.0g/t Au COG	Including 15.0g/t Au COG	Method
25-NSD01-001	1923.50	0.50	0.47	15.55		0.5m @ 15.6g/t	0.5m @ 15.6g/t	0.5m @ 15.6g/t	Fire Assay
25-NSD01-004W	1954.30	0.70	0.61	6.95		0.7m @ 6.95g/t			Fire Assay
25-NSD01-004W	2051.60	1.10	0.84	4.09		0.4m @ 6.21g/t			Photon
25-NSD01-004W	2058.00	1.50	0.82	4.82		0.5m @ 8.03g/t			Photon
25-NSD01-004W	2065.00	1.20	0.85	7.06		0.9m @ 8.17g/t			Photon
25-NSD02-001	1483.00	1.00	0.63	6.09		1m @ 6.09g/t			Fire Assay
25-NSD02-001	2064.00	1.50	1.15	4.95		0.5m @ 7.17g/t			Fire Assay
25-NSD02-001	2069.60	1.90	1.46	4.38		0.5m @ 12.2g/t	0.5m @ 12.2g/t		Fire Assay
25-NSD02-002W	1481.40	1.60	1.34	5.19		1m @ 6.69g/t			Fire Assay
25-NSD02-002W	2028.30	0.70	0.61	4.37		0.4m @ 5.3g/t			Fire Assay
25-NSD02-002W	2083.80	1.30	1.18		2.33				Fire Assay
25-NSD02-004W	2116.00	1.00	0.83		3.13				Fire Assay
25-NSD02-005W	2081.20	1.30	1.10	5.41		0.8m @ 6.81g/t			Fire Assay
25-NSD02-005W	2174.60	2.10	1.38	3.46		0.3m @ 17.5g/t	0.3m @ 17.5g/t	0.3m @ 17.5g/t	Photon
25-NSD03-001	2139.50	0.30	0.26	12.50		0.3m @ 12.5g/t	0.3m @ 12.5g/t		Fire Assay
25-NSD03-002W	2261.50	2.30	2.20		2.24				Fire Assay
25-NSD03-003W	2214.40	2.90	2.77	2.28		0.6m @ 5.49g/t			Fire Assay
25-NSD03-003W	2302.00	0.40	0.33	9.05		0.4m @ 9.05g/t			Photon
25-NSD03-003W	2326.00	1.00	0.93		4.84				Photon
25-NSD03-003W	2339.30	0.70	0.68	12.83		0.7m @ 12.8g/t	0.7m @ 12.8g/t		Photon
26-NSD01-005W	2142.30	4.70	3.27	11.92		4.7m @ 11.9g/t	4.7m @ 11.9g/t	0.3m @ 18.7g/t 0.9m @ 15.4g/t 0.8m @ 29.3g/t	Photon
26-NSD02-006W	2243.30	3.50	2.15	5.11		0.3m @ 11.7g/t 0.6m @ 21.8g/t	0.3m @ 11.7g/t 0.6m @ 21.8g/t	0.6m @ 21.8g/t	Photon
26-NSD03-005W	1700.80	0.70	0.46	7.16		0.7m @ 7.16g/t			Fire Assay

Table 2: MSW Underground Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)		Including 5.0g/t Au COG	Including 10.0g/t Au COG	Including 15.0g/t Au COG
25-LNX-049	88.00	2.00	0.60	10.75		1m @ 19.3g/t	0.7m @ 25.3g/t	0.7m @ 25.3g/t
25-LNX-049	97.90	0.60	0.20	16.70		0.6m @ 16.7g/t	0.6m @ 16.7g/t	0.6m @ 16.7g/t
25-LNX-049	102.00	4.00	1.20	5.25		4m @ 5.25g/t	1m @ 12.6g/t
25-LNX-049	135.00	2.00	0.60		2.56
25-LNX-049	142.00	1.00	0.30		4.00
25-LNX-049	169.10	0.90	0.30	9.10		0.9m @ 9.1g/t
25-LNX-051	98.00	6.70	2.20	9.46		1.4m @ 9.02g/t 1.4m @ 31.5g/t	0.4m @ 19.9g/t 1.4m @ 31.5g/t	0.4m @ 19.9g/t 1.4m @ 31.5g/t
25-LNX-051	108.00	1.20	0.40	11.75		0.8m @ 15.8g/t	0.8m @ 15.8g/t	0.8m @ 15.8g/t
25-LNX-051	114.00	1.00	0.70	12.40		1m @ 12.4g/t	1m @ 12.4g/t
25-LNX-051	117.60	1.90	1.40	24.58		1.2m @ 37.7g/t	1.2m @ 37.7g/t	1.2m @ 37.7g/t
25-LNX-051	179.70	3.80	2.30	2.94		0.5m @ 17.1g/t	0.5m @ 17.1g/t	0.5m @ 17.1g/t
25-LNX-051	223.00	1.00	0.60	14.20		1m @ 14.2g/t	1m @ 14.2g/t
25-LNX-051	250.00	5.00	0.80	5.28		2m @ 10.6g/t	1m @ 16g/t	1m @ 16g/t
25-LNX-052	122.00	5.00	1.70	8.91		1m @ 35.8g/t	1m @ 35.8g/t	1m @ 35.8g/t
25-LNX-052	145.00	1.00	0.30		4.25
25-LNX-052	198.50	1.00	0.30		3.39
25-LNX-053	166.80	0.30	0.20	10.90		0.3m @ 10.9g/t	0.3m @ 10.9g/t
25-LNX-053	170.10	2.50	1.30	5.29		2.2m @ 5.58g/t	0.3m @ 19g/t	0.3m @ 19g/t
25-LNX-053	175.30	0.70	0.40		4.58
25-LNX-053	221.00	1.00	0.50	7.36		1m @ 7.36g/t
25-LNX-068	126.70	2.30	2.00		2.42
25-LNX-068	189.00	3.00	2.80	4.46		1m @ 10.8g/t	1m @ 10.8g/t
25-LNX-068	213.00	1.40	1.00	5.67		0.6m @ 11.6g/t	0.6m @ 11.6g/t
25-LNX-068	238.00	1.00	0.90	6.63		1m @ 6.63g/t
25-LNX-068	248.40	11.60	8.70	7.53		0.8m @ 6.47g/t 3.2m @ 20.4g/t	1.9m @ 31.4g/t	0.6m @ 41.7g/t 0.7m @ 40.8g/t
25-LNX-068	263.00	4.00	3.00		2.12
25-LNX-069	230.00	1.00	0.90	14.10		1m @ 14.1g/t	1m @ 14.1g/t
25-LNX-070	139.00	1.00	0.30	34.80		1m @ 34.8g/t	1m @ 34.8g/t	1m @ 34.8g/t
25-LNX-070	197.90	4.60	4.40	6.42		2.5m @ 10g/t	1.3m @ 13.8g/t	0.3m @ 24.7g/t
25-LNX-070	232.70	6.80	6.30	14.23		6.2m @ 15.4g/t	5.9m @ 15.8g/t	1.4m @ 15.4g/t 1.5m @ 28.7g/t
25-LNX-071	253.40	0.80	0.50	10.26		0.8m @ 10.3g/t	0.3m @ 12.3g/t
25-LNX-071	321.00	0.70	0.40	38.30		0.7m @ 38.3g/t	0.7m @ 38.3g/t	0.7m @ 38.3g/t
25-LNX-092	154.30	0.80	0.60	4.99		0.4m @ 7.73g/t
25-LNX-093	148.10	2.10	2.10	3.40		0.7m @ 6.4g/t
25-LNX-093	183.60	0.50	0.40	145.00		0.5m @ 145g/t	0.5m @ 145g/t	0.5m @ 145g/t
25-LNX-094	145.80	0.70	0.70	8.95		0.7m @ 8.95g/t
25-LNX-094	161.80	0.90	0.90	9.57		0.9m @ 9.57g/t
25-LNX-094	165.30	0.40	0.30	37.10		0.4m @ 37.1g/t	0.4m @ 37.1g/t	0.4m @ 37.1g/t
25-LNX-094	194.00	1.00	0.80		4.17
25-LNX-095	144.40	0.70	0.70	15.30		0.7m @ 15.3g/t	0.7m @ 15.3g/t	0.4m @ 15.6g/t
25-LNX-097	177.60	0.40	0.40	17.40		0.4m @ 17.4g/t	0.4m @ 17.4g/t	0.4m @ 17.4g/t
25-LNX-098	107.00	1.00	0.90	20.40		1m @ 20.4g/t	1m @ 20.4g/t	0.5m @ 27.6g/t
25-LNX-098	191.00	2.10	2.00	15.87		1.4m @ 21.5g/t	0.6m @ 38g/t	0.6m @ 38g/t
25-LNX-098	204.50	0.70	0.60	7.42		0.7m @ 7.42g/t
25-LNX-099	205.70	1.00	0.90	12.08		0.5m @ 20.9g/t	0.5m @ 20.9g/t	0.5m @ 20.9g/t
25-LNX-100	194.90	3.20	2.90	2.30		0.8m @ 5.97g/t
25-LNX-102	187.00	2.50	2.50	3.71		1m @ 6.73g/t
25-LNX-102	204.30	2.70	2.70		2.14
25-LNX-103	94.30	0.60	0.60	6.99		0.6m @ 6.99g/t
25-LNX-103	195.80	0.60	0.60	8.62		0.6m @ 8.62g/t
25-LNX-126	153.00	1.00	0.90	5.75		1m @ 5.75g/t
25-LNX-126	214.50	3.60	3.50	21.17		3.6m @ 21.2g/t	3.6m @ 21.2g/t	2m @ 26g/t 0.7m @ 33g/t
25-LNX-126	221.40	1.60	1.50	5.97		0.6m @ 9.38g/t
25-PQE-036	136.50	0.90	0.60	6.63		0.9m @ 6.63g/t
25-PQE-036	141.00	1.00	0.80	17.80		1m @ 17.8g/t	1m @ 17.8g/t	1m @ 17.8g/t
25-PQE-036	175.50	0.40	0.40	21.80		0.4m @ 21.8g/t	0.4m @ 21.8g/t	0.4m @ 21.8g/t
25-PQE-036	204.70	1.10	0.80	9.31		1.1m @ 9.31g/t
25-PQE-036	273.70	4.70	1.40	3.60		1.8m @ 5.23g/t 0.3m @ 5.01g/t	0.5m @ 11.5g/t
25-PQE-036	290.70	0.60	0.50	10.60		0.6m @ 10.6g/t	0.6m @ 10.6g/t
25-PQE-036	315.00	2.70	1.50	2.64		0.4m @ 6.47g/t
25-PQE-036	377.00	1.40	0.80	4.79		1m @ 5.81g/t
25-PQE-037	161.10	1.90	1.60		2.69
25-PQE-037	177.60	3.80	3.20	9.32		3.8m @ 9.32g/t	1.9m @ 15.6g/t	0.5m @ 21.5g/t
25-PQE-037	226.00	1.00	0.90	6.06		1m @ 6.06g/t
25-PQE-037	240.00	3.00	2.60	4.38		0.4m @ 9.1g/t 1m @ 5.25g/t
25-PQE-037	268.70	0.30	0.30	108.00		0.3m @ 108g/t	0.3m @ 108g/t	0.3m @ 108g/t
25-PQE-037	311.00	1.00	0.80		3.23
25-PQE-037	322.00	1.50	1.30	2.37		0.3m @ 5.86g/t
25-PQE-038	184.10	0.90	0.90		3.56
25-PQE-050	127.40	3.50	3.00	27.51		3.5m @ 27.5g/t	3.2m @ 29.2g/t	2.3m @ 35.1g/t 0.6m @ 16.1g/t
25-PQE-050	134.10	0.90	0.80	14.10		0.9m @ 14.1g/t	0.9m @ 14.1g/t
25-PQE-050	165.40	0.60	0.50	8.85		0.6m @ 8.85g/t
25-PQE-050	313.00	1.00	0.80		3.64
25-PQE-050	328.00	0.30	0.30	26.20		0.3m @ 26.2g/t	0.3m @ 26.2g/t	0.3m @ 26.2g/t
25-PQE-050	331.30	2.10	1.80	2.30		0.7m @ 5.45g/t
25-PQE-050	350.00	3.90	3.30	7.06		0.5m @ 17g/t 0.9m @ 15.6g/t	0.5m @ 17g/t 0.3m @ 35.3g/t	0.5m @ 17g/t 0.3m @ 35.3g/t
25-PQE-051	154.60	1.40	1.30		3.21
25-PQE-051	171.20	4.00	3.80	29.72		4m @ 29.7g/t	4m @ 29.7g/t	2.2m @ 38.3g/t 1.2m @ 26.5g/t
25-PQE-051	225.30	4.30	3.30	7.61		2.8m @ 10.5g/t	0.5m @ 18.1g/t	0.5m @ 18.1g/t
25-PQE-051	234.00	0.60	0.50	9.30		0.6m @ 9.3g/t
25-PQE-051	316.30	1.50	1.40	7.52		1.5m @ 7.52g/t
25-PQE-052	212.50	2.10	2.10	6.20		2.1m @ 6.2g/t
25-PQE-052	275.80	3.20	3.00	2.59		0.5m @ 9.91g/t
25-PQE-053	111.60	1.40	0.90	8.16		1.4m @ 8.16g/t	0.4m @ 13.1g/t
25-PQE-053	236.00	1.00	0.90	6.48		1m @ 6.48g/t
25-PQE-054	195.00	1.00	0.90	8.10		1m @ 8.1g/t	0.3m @ 11.2g/t
25-PQE-054	210.60	0.70	0.60	7.12		0.7m @ 7.12g/t
25-PQE-061	137.00	5.00	3.30	7.46		5m @ 7.46g/t	0.6m @ 19.3g/t	0.6m @ 19.3g/t
25-PQE-061	144.50	2.20	1.50	9.87		2.2m @ 9.87g/t	0.4m @ 31.1g/t	0.4m @ 31.1g/t
25-PQE-061	173.60	0.90	0.80	39.20		0.9m @ 39.2g/t	0.9m @ 39.2g/t	0.9m @ 39.2g/t
25-PQE-061	199.50	1.60	1.30		2.87
25-PQE-061	223.00	1.00	1.00		3.13
25-PQE-061	261.70	5.00	2.10	3.37		0.7m @ 11.8g/t	0.7m @ 11.8g/t
25-PQE-061	334.20	1.00	0.90	5.23		1m @ 5.23g/t
25-PQE-061	357.60	2.40	2.30		2.67
25-PQE-061	364.50	1.70	1.60	5.98		1m @ 8.6g/t
25-PQE-064	108.00	9.50	7.80	7.08		6m @ 9.28g/t 0.5m @ 12.4g/t	3.4m @ 11.2g/t 0.5m @ 12.4g/t	0.4m @ 37.5g/t
25-PQE-064	146.30	0.50	0.50	8.75		0.5m @ 8.75g/t
25-PQE-064	167.10	0.60	0.50	29.40		0.6m @ 29.4g/t	0.6m @ 29.4g/t	0.6m @ 29.4g/t
25-PQE-064	190.00	1.00	0.90		3.09
25-PQE-064	202.50	1.00	0.80	4.34		0.4m @ 7.01g/t
25-PQE-064	331.40	2.40	1.90	15.03		2.4m @ 15g/t	0.7m @ 47g/t	0.7m @ 47g/t
25-PQE-068	161.00	0.90	0.70	7.70		0.6m @ 10.3g/t	0.6m @ 10.3g/t
25-PQE-068	254.00	1.00	0.60	15.70		1m @ 15.7g/t	1m @ 15.7g/t	1m @ 15.7g/t
25-PQE-068	264.00	2.40	1.00		2.02
25-PQE-068	300.50	2.50	0.90	32.10		1.9m @ 40.8g/t	1.6m @ 46.8g/t	1.6m @ 46.8g/t
25-PQE-068	310.30	2.70	1.30	10.25		2.7m @ 10.3g/t	0.4m @ 21.5g/t	0.4m @ 21.5g/t
25-PQE-068	324.70	2.50	1.80	4.93		0.3m @ 21g/t 0.4m @ 5.1g/t	0.3m @ 21g/t	0.3m @ 21g/t
25-PQE-068	350.20	0.50	0.50	14.50		0.5m @ 14.5g/t	0.5m @ 14.5g/t
25-PQE-068	364.50	0.50	0.30	15.20		0.5m @ 15.2g/t	0.5m @ 15.2g/t	0.5m @ 15.2g/t
25-RDW-087	11.00	3.00	3.00	2.27		0.4m @ 5.5g/t
25-RDW-087	138.00	2.30	2.00	2.89		0.5m @ 5.98g/t
25-RDW-087	183.40	2.10	1.50		2.51
25-RDW-087	187.90	3.70	2.40		2.44
25-RDW-088	11.10	2.20	2.20		2.06	0.3m @ 8.1g/t
25-RDW-088	144.00	3.00	1.74	13.16		3m @ 13.2g/t	0.6m @ 48.2g/t	0.6m @ 48.2g/t
25-RDW-088	149.10	2.10	1.20	4.00		0.6m @ 6.04g/t
25-RDW-088	157.00	1.40	1.00		3.87
25-RDW-088	161.20	1.20	0.90		2.57
25-WEL-004	69.40	2.60	2.60	2.29		0.3m @ 6.18g/t
25-WEL-004	108.90	1.10	1.10		6.83	0.6m @ 9.8g/t
25-WEL-004	194.10	2.30	2.30	2.86		0.5m @ 5.55g/t
25-WEL-005	55.00	1.00	1.00		3.67
25-WEL-005	65.00	5.90	5.90	5.80		1m @ 5.1g/t 2.4m @ 9.79g/t	0.7m @ 24.9g/t	0.7m @ 24.9g/t
25-WEL-005	90.00	1.80	1.80	10.39		1.4m @ 12.5g/t	0.6m @ 16.4g/t	0.6m @ 16.4g/t
25-WEL-005	188.00	4.80	4.80	7.41		2.9m @ 11.9g/t	2.9m @ 11.9g/t	0.5m @ 40.4g/t 0.4m @ 35.3g/t
25-WEL-006	57.00	1.00	1.00		3.94
25-WEL-006	67.00	6.00	6.00	6.05		5.3m @ 6.46g/t	0.5m @ 26.1g/t 0.6m @ 15.1g/t	0.5m @ 26.1g/t 0.6m @ 15.1g/t
25-WEL-006	77.00	1.00	1.00		3.20
25-WEL-006	88.70	3.30	3.30	12.40		3.3m @ 12.4g/t	1m @ 23.2g/t	1m @ 23.2g/t
25-WEL-006	94.50	0.50	0.50	7.78		0.5m @ 7.78g/t
25-WEL-006	187.00	1.00	1.00		3.14
25-WEL-007	58.40	1.60	1.50	7.26		1.6m @ 7.26g/t
25-WEL-007	69.00	5.50	5.00		5.80	5.5m @ 5.8g/t	0.3m @ 13.1g/t 1.8m @ 12.1g/t	0.4m @ 17.6g/t
25-WEL-008	66.00	1.40	1.40	8.37		1.4m @ 8.37g/t
25-WEL-008	70.30	6.50	6.30	6.91		2.5m @ 7.21g/t 1.8m @ 13.3g/t	0.4m @ 18.2g/t 0.4m @ 25.6g/t 0.8m @ 23.2g/t	0.4m @ 18.2g/t 0.4m @ 25.6g/t 0.8m @ 23.2g/t
25-WEL-008	188.00	1.00	1.00	6.39		0.6m @ 7.67g/t
25-WEL-008	199.10	0.50	0.40	15.00		0.5m @ 15g/t	0.5m @ 15g/t	0.5m @ 15g/t
25-WEL-008	211.40	0.60	0.50	6.76		0.6m @ 6.76g/t
25-WEL-008	215.00	2.20	2.00	3.69		0.5m @ 8.88g/t
25-WEL-008	220.40	3.60	3.20	3.39		0.7m @ 5.63g/t 0.8m @ 7.02g/t
25-WEL-008	226.30	5.70	5.10	10.25		3.5m @ 15.6g/t	2.4m @ 20.3g/t	0.5m @ 16.4g/t 1.3m @ 29.3g/t
25-WEL-008	234.60	0.90	0.80	7.34		0.9m @ 7.34g/t
25-WEL-009	56.00	5.00	4.80	4.18		1m @ 8.4g/t 1m @ 5.78g/t 1m @ 5.08g/t
25-WEL-009	74.10	8.00	6.60	8.98		7.3m @ 9.63g/t	1.9m @ 25.4g/t 0.4m @ 29.2g/t 0.3m @ 13.4g/t	1.3m @ 30.8g/t 0.4m @ 29.2g/t
25-WEL-009	124.00	3.00	2.90	4.21		1m @ 6.01g/t
25-WEL-009	182.30	1.20	1.00	7.67		0.7m @ 11.7g/t	0.7m @ 11.7g/t
25-WEL-009	219.20	3.10	2.40	3.18		1m @ 8.62g/t
25-WEL-009	252.30	1.50	1.20	4.36		0.8m @ 5.59g/t
25-WEL-009	258.60	2.20	1.80	3.45		0.6m @ 7.04g/t
25-WEL-009	282.80	1.90	1.90	5.89		0.9m @ 8.4g/t	0.3m @ 13.3g/t
25-WEL-009	349.70	0.30	0.20	66.40		0.3m @ 66.4g/t	0.3m @ 66.4g/t	0.3m @ 66.4g/t
25-WEL-009	360.00	1.00	0.30		4.77
25-WEL-009	363.90	0.30	0.20		17.30	0.3m @ 17.3g/t	0.3m @ 17.3g/t	0.3m @ 17.3g/t
25-WEL-009	371.80	3.20	2.30		5.17	0.7m @ 20.8g/t	0.7m @ 20.8g/t	0.7m @ 20.8g/t
25-WEL-010	51.70	0.30	0.20	23.80		0.3m @ 23.8g/t	0.3m @ 23.8g/t	0.3m @ 23.8g/t
25-WEL-010	85.10	0.80	0.60	10.06		0.8m @ 10.1g/t	0.3m @ 17.6g/t	0.3m @ 17.6g/t
25-WEL-010	95.90	1.00	0.90	7.58		1m @ 7.58g/t
25-WEL-010	127.00	3.00	2.90	4.39		2m @ 5.53g/t
25-WEL-010	206.70	1.20	1.10	30.75		1.2m @ 30.8g/t	1.2m @ 30.8g/t	1.2m @ 30.8g/t
25-WEL-010	218.80	0.80	0.70	9.50		0.8m @ 9.5g/t
25-WEL-010	254.90	1.70	1.70	6.78		1.7m @ 6.78g/t	0.3m @ 16.6g/t	0.3m @ 16.6g/t
25-WEL-010	260.60	1.40	1.40	19.91		1.4m @ 19.9g/t	0.7m @ 31g/t	0.7m @ 31g/t
25-WEL-010	277.50	11.50	11.40	11.00		7.5m @ 16g/t	6.5m @ 17.2g/t	0.4m @ 28.7g/t 1.2m @ 51.7g/t 0.6m @ 23.3g/t
25-WEL-010	329.60	1.00	0.90		3.12
25-WEL-010	354.00	3.20	3.20	11.19		0.8m @ 36.8g/t	0.8m @ 36.8g/t	0.8m @ 36.8g/t
25-WEL-010	366.60	3.60	3.60		2.14
25-WEL-010	378.80	1.50	1.50	9.01		1.5m @ 9.01g/t	0.3m @ 26g/t	0.3m @ 26g/t
25-WEL-010	392.90	3.50	3.50	2.10		0.4m @ 7.06g/t
25-WEL-010	415.20	1.80	1.70	7.57		1.8m @ 7.57g/t	0.4m @ 13.3g/t 0.5m @ 15.4g/t	0.5m @ 15.4g/t
25-WEL-010	427.00	1.00	0.90		3.10
25-WEL-011	88.70	3.10	2.60	6.34		1.3m @ 13.5g/t	0.8m @ 17.2g/t	0.8m @ 17.2g/t
25-WEL-011	125.10	2.50	2.10	2.64		0.5m @ 8.39g/t 0.3m @ 7.34g/t
25-WEL-011	131.50	4.00	3.50		6.62	3.7m @ 6.8g/t	1.1m @ 12.2g/t
25-WEL-011	345.50	2.40	2.40	5.16		2.4m @ 5.16g/t
25-WEL-011	356.80	3.50	3.50	4.24		0.6m @ 5.07g/t 1.3m @ 8.66g/t	0.6m @ 10.6g/t
25-WEL-011	380.90	2.10	2.10	19.15		1.1m @ 34.9g/t	1.1m @ 34.9g/t	1.1m @ 34.9g/t
25-WEL-012	37.70	0.60	0.50	5.71		0.6m @ 5.71g/t
25-WEL-012	59.40	0.90	0.80	3.67	3.67
25-WEL-012	140.00	4.00	3.40	7.24		4m @ 7.24g/t	2.2m @ 10g/t
25-WEL-012	209.00	1.00	0.80		3.05
25-WEL-013	76.00	1.00	0.70		3.01
25-WEL-013	259.00	1.00	0.70		3.51
25-WEL-017	78.00	1.00	0.80	18.10		1m @ 18.1g/t	1m @ 18.1g/t	1m @ 18.1g/t
25-WEL-017	200.00	3.00	2.40		13.62	3m @ 13.6g/t	2m @ 17.4g/t	0.6m @ 19.8g/t 0.9m @ 17.7g/t
25-WEL-017	206.00	11.00	10.50	2.41		1m @ 7.73g/t 1m @ 7.11g/t
25-WEL-017	226.00	1.00	0.90		3.18
25-WEL-017	438.60	2.40	2.40	4.09		0.7m @ 6.36g/t
25-WEL-018	67.00	1.00	0.70		3.20
25-WEL-018	87.00	1.00	0.70	24.00		1m @ 24g/t	1m @ 24g/t	1m @ 24g/t
25-WEL-018	153.50	1.10	0.70		3.05
25-WEL-018	175.00	1.00	0.70	34.10		1m @ 34.1g/t	1m @ 34.1g/t	1m @ 34.1g/t
25-WEL-018	251.00	1.00	0.70	3.51	3.51
25-WEL-019	61.00	1.00	0.70	6.94		1m @ 6.94g/t
25-WEL-019	85.20	1.00	0.90	5.71		0.5m @ 8.03g/t
25-WEL-019	166.00	3.00	2.80	4.30		1m @ 9.68g/t
25-WEL-019	173.00	4.00	2.60		15.81	4m @ 15.8g/t	1m @ 48.9g/t	1m @ 48.9g/t
25-WEL-019	191.00	12.00	11.20	4.48		1m @ 5.62g/t 5.5m @ 7.69g/t	2m @ 11.2g/t 0.5m @ 11g/t	0.5m @ 15.2g/t
25-WEL-019	227.00	1.00	0.70	6.65		1m @ 6.65g/t
25-WEL-019	296.50	6.30	4.80	5.04		3.8m @ 7.53g/t	1m @ 12.7g/t 0.5m @ 23g/t	0.5m @ 23g/t
25-WEL-023	51.70	0.50	0.40	128.00		0.5m @ 128g/t	0.5m @ 128g/t	0.5m @ 128g/t
25-WEL-023	173.00	10.00	7.50	3.18		2m @ 7.46g/t 0.3m @ 6.73g/t
25-WEL-023	307.00	2.40	1.80		2.83
26-LNX-026	231.50	6.50	5.80	9.55		1.5m @ 14.7g/t 2.1m @ 16.1g/t	0.5m @ 26.6g/t 0.4m @ 47.9g/t	0.5m @ 26.6g/t 0.4m @ 47.9g/t
26-LNX-065	121.60	3.90	3.70	10.78		2.6m @ 15.5g/t	0.9m @ 39.7g/t	0.9m @ 39.7g/t
26-LNX-065	189.80	0.30	0.30		25.70	0.3m @ 25.7g/t	0.3m @ 25.7g/t	0.3m @ 25.7g/t
26-LNX-065	212.10	0.70	0.60		4.81
26-LNX-065	217.80	6.20	5.80	5.66		1.2m @ 8.72g/t 2.4m @ 6.91g/t	0.7m @ 12.3g/t 0.3m @ 16.3g/t	0.3m @ 16.3g/t
26-LNX-065	231.80	0.50	0.40	23.70		0.5m @ 23.7g/t	0.5m @ 23.7g/t	0.5m @ 23.7g/t
26-PQE-011	162.00	1.00	0.90		4.17
26-PQE-011	169.60	1.70	1.50		13.67	1.7m @ 13.7g/t	0.7m @ 23.3g/t	0.7m @ 23.3g/t
26-PQE-011	216.60	3.40	2.50	3.21		1.5m @ 6.21g/t
26-PQE-011	288.00	1.00	0.70	5.73		1m @ 5.73g/t
26-PQE-011	315.60	2.40	2.30	3.78		1m @ 6.04g/t 0.5m @ 5.04g/t
26-RDW-001	9.40	1.30	1.30	5.16		0.7m @ 8.65g/t	0.3m @ 13.1g/t
26-RDW-001	94.50	1.50	1.40	5.46		0.8m @ 8.16g/t
26-RDW-001	170.30	0.70	0.60		4.94
26-RDW-001	175.10	1.40	1.20		2.59
26-RDW-002	9.70	2.40	2.40		2.03
26-RDW-003	1.00	1.00	1.00		3.33
26-RDW-003	105.00	2.00	1.20	4.19		0.5m @ 7.82g/t 0.4m @ 7.86g/t
26-RDW-003	120.30	1.50	1.40		2.36
26-RDW-004	160.00	2.70	1.80	2.32		0.3m @ 7.38g/t 0.7m @ 5.04g/t

Table 3: MSW Near-Mine Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)		Including 2.0g/t Au COG	Including 5.0g/t Au COG	Including 10.0g/t Au COG	Method
26-CMP-001	43.2	1.8	1.5		2.37				Photon
26-CMP-002	36.0	23.3	22.4	1.13		0.7m @ 6.06g/t	0.7m @ 6.06g/t		Photon
26-CMP-003	37.4	31.4	25.7	1.11		1m @ 5.38g/t 3.4m @ 2.9g/t	0.3m @ 6.91g/t 1m @ 5.38g/t 0.6m @ 6.07g/t		Photon
26-CMP-003	182.0	6.5	6.3		0.46				Photon
26-CMP-003	217.0	8.3	7.8	1.12		0.3m @ 11.4g/t	0.3m @ 11.4g/t	0.3m @ 11.4g/t	Photon
26-CMP-004	22.5	6.3	4.5		0.58				Photon
26-CMP-004	47.0	6.0	2.5		0.75				Photon
26-CMP-004	61.0	6.8	5.6		0.68				Photon
26-CMP-004	201.9	4.4	2.8		0.68				Photon
26-CMP-005	7.0	4.0	2.6		0.97				Photon
26-CMP-005	57.3	7.7	6.3	1.45		1m @ 4.77g/t	0.3m @ 10.4g/t	0.3m @ 10.4g/t	Photon
26-CMP-005	69.8	5.0	4.1		1.05				Photon
26-CMP-006	8.0	37.4	21.5	1.84		13.6m @ 2.75g/t 2m @ 7.42g/t	3m @ 5.12g/t 1m @ 9.88g/t		Photon
26-CMP-006	143.0	10.0	9.7	0.75		0.4m @ 10g/t	0.4m @ 10g/t	0.4m @ 10g/t	Photon
26-CMP-007	6.8	6.2	5.4		0.89				Photon
26-CMP-008	68.0	1.0	0.8	6.84		1m @ 6.84g/t	1m @ 6.84g/t		Photon
26-CMP-009	38.0	9.4	7.2		0.57				Photon
26-CMP-010	64.0	9.2	6.5	1.18		2.5m @ 3.78g/t	0.8m @ 8.23g/t		Photon
26-CMP-010	103.0	2.0	1.0		1.02				Photon
26-CMP-011	31.0	6.4	5.4		0.40				Photon
26-CMP-011	77.4	14.1	12.8		0.41				Photon
26-CMP-012	37.4	8.6	7.7	2.24		3.3m @ 4.68g/t	0.7m @ 14.2g/t	0.7m @ 14.2g/t	Photon
26-CMP-012	53.0	17.0	12.0	0.72		1m @ 3.34g/t			Photon
26-CMP-012	120.0	7.1	6.6		0.49				Photon
26-CMP-013	26.0	8.1	7.3		0.51				Photon
26-CMP-014	83.6	10.3	9.3	3.76		6.9m @ 5.4g/t	2.7m @ 6.71g/t 1.2m @ 11.5g/t	0.5m @ 19.5g/t 0.5m @ 10.2g/t 0.5m @ 18.8g/t	Photon

Table 4: MSW Underground, Deep Directional and Near-Mine Drill Hole Collars

Hole ID	Coordinate X	Coordinate Y	Coordinate Z	Azimuth	Dip	Depth (m)
26-CMP-001	7197.9	11687.7	5306.4	71.8	-75.2	201.0
26-CMP-002	7205.6	11638.0	5308.4	72.1	-67.57	216.0
26-CMP-003	7198.7	11581.9	5312.1	70.3	-44.45	240.0
26-CMP-004	7227.2	11539.2	5313.1	68.7	-59.58	216.0
26-CMP-005	7249.0	11490.1	5313.4	70.8	-54.84	225.0
26-CMP-006	7262.3	11444.4	5313.7	69.4	-54.07	225.0
26-CMP-007	7291.9	11404.9	5314.1	251.6	-60.02	225.0
26-CMP-008	7757.2	11234.4	5308.0	65.6	-50.20	102.0
26-CMP-009	7728.7	11297.6	5305.9	84.3	-59.82	81.0
26-CMP-010	7723.6	11296.3	5306.1	266.9	-49.07	111.0
26-CMP-011	7661.3	11348.6	5308.2	89.1	-59.67	111.0
26-CMP-012	7656.2	11348.5	5308.3	270.4	-50.43	132.0
26-CMP-013	7183.5	11252.0	5314.5	250.7	-55.04	135.0
26-CMP-014	7222.6	11211.9	5314.2	250.0	-44.96	147.0
25-NSD01-001	7707.9	15903.7	5303.5	84.1	-83.15	2097.0
25-NSD01-004W	7707.9	15903.7	5303.5	84.1	-83.15	2148.0
25-NSD02-001	7733.2	16326.3	5308.1	87.3	-84.47	2181.0
25-NSD02-002W	7733.2	16326.3	5308.1	87.3	-84.47	2214.0
25-NSD02-004W	7733.2	16326.3	5308.1	87.3	-84.47	2319.0
25-NSD02-005W	7733.2	16326.3	5308.1	87.3	-84.47	2272.9
25-NSD03-001	7770.8	16604.5	5306.7	65.0	-87.06	2379.0
25-NSD03-002W	7770.8	16604.5	5306.7	65.0	-87.06	2439.0
25-NSD03-003W	7770.8	16604.5	5306.7	65.0	-87.06	2391.1
26-NSD01-005W	7707.9	15903.7	5303.5	84.1	-83.15	2220.0
26-NSD02-006W	7733.2	16326.3	5308.1	84.1	-83.15	2337.0
26-NSD03-005W	7770.8	16604.5	5306.7	65.0	-87.06	2442.0
25-LNX-049	8844.9	11959.9	5011.1	226.2	-56.09	192.0
25-LNX-051	8847.5	11964.4	5011.0	299.7	-58.79	294.0
25-LNX-052	8847.5	11964.3	5010.9	297.3	-63.63	306.0
25-LNX-053	8847.6	11964.3	5010.9	298.1	-66.95	246.0
25-LNX-068	8216.3	14871.9	3949.8	101.3	11.26	306.0
25-LNX-069	8214.9	15021.9	3928.5	77.6	-26.24	261.0
25-LNX-070	8215.0	15021.9	3929.0	77.7	-5.74	570.0
25-LNX-071	8215.0	15021.9	3929.8	78.3	12.13	369.0
25-LNX-092	8475.2	13722.5	4707.1	91.2	-51.10	225.0
25-LNX-093	8475.2	13722.5	4707.3	91.0	-43.61	222.0
25-LNX-094	8475.2	13722.5	4707.4	90.9	-36.12	210.0
25-LNX-095	8475.3	13722.5	4707.5	90.5	-28.18	207.0
25-LNX-097	8475.5	13722.5	4707.9	90.1	-11.11	204.0
25-LNX-098	8475.5	13722.5	4708.1	90.1	-3.26	210.0
25-LNX-099	8475.5	13722.5	4708.3	89.9	3.21	234.0
25-LNX-100	8214.9	15021.3	3928.6	89.0	-26.67	246.0
25-LNX-102	8466.5	13872.8	4688.2	90.8	-41.93	240.0
25-LNX-103	8466.9	13872.8	4688.5	90.3	-20.98	240.0
25-LNX-126	8215.0	15021.3	3928.8	89.5	-12.08	240.0
25-PQE-036	8214.6	15021.9	3927.4	76.6	-71.01	435.0
25-PQE-037	8214.7	15021.9	3927.7	77.7	-60.13	387.0
25-PQE-038	8214.8	15021.9	3928.2	77.3	-45.01	288.0
25-PQE-050	8214.8	15021.3	3927.6	88.3	-71.11	420.0
25-PQE-051	8214.8	15021.3	3927.9	88.8	-62.39	366.0
25-PQE-052	8214.9	15021.3	3928.0	88.5	-53.72	306.0
25-PQE-053	8214.9	15021.3	3928.2	90.0	-44.44	279.0
25-PQE-054	8214.9	15021.3	3928.2	89.6	-35.35	252.0
25-PQE-061	8214.7	15021.3	3927.6	90.0	-74.33	423.0
25-PQE-064	8213.0	14973.0	3933.4	89.7	-64.08	375.0
25-PQE-068	8218.1	15116.3	3884.3	89.2	-70.41	405.0
25-RDW-087	8688.4	12699.4	4719.4	60.0	-43.83	252.0
25-RDW-088	8688.5	12699.5	4719.5	60.0	-36.10	240.0
25-WEL-004	7989.3	13801.4	4389.1	269.2	-23.41	222.0
25-WEL-005	7989.3	13801.4	4389.3	268.8	-15.90	213.0
25-WEL-006	7989.2	13801.4	4389.5	268.8	-10.16	363.0
25-WEL-007	7989.2	13801.4	4389.7	269.0	-3.35	216.0
25-WEL-008	7989.2	13801.4	4389.9	269.0	3.66	246.0
25-WEL-009	7989.1	13801.4	4390.3	268.6	10.49	420.0
25-WEL-010	7989.2	13801.4	4390.6	268.7	16.13	438.0
25-WEL-011	7989.1	13801.4	4391.1	268.8	23.38	420.0
25-WEL-012	7989.0	13801.4	4391.7	268.8	29.93	252.0
25-WEL-013	7989.8	13801.4	4391.8	268.6	36.77	267.0
25-WEL-017	8185.9	14413.2	4039.0	269.6	-29.64	450.0
25-WEL-018	8185.6	14411.6	4039.1	235.4	-21.88	444.0
25-WEL-019	8185.6	14411.6	4039.5	235.6	-12.34	441.0
25-WEL-023	8186.4	14414.4	4039.4	297.4	-20.62	495.0
26-LNX-026	8214.0	15022.0	3928.4	89.1	1.62	288.0
26-LNX-065	8215.0	15021.2	3929.0	90.0	-6.76	270.0
26-PQE-011	8218.1	15116.3	3884.4	89.0	-65.72	390.0
26-RDW-001	8688.6	12698.8	4719.9	71.0	-24.88	222.0
26-RDW-002	8689.0	12699.0	4719.9	75.5	-19.31	234.0
26-RDW-003	8689.1	12699.0	4720.0	76.4	-12.67	228.0
26-RDW-004	8924.0	9400.0	5144.2	103.2	-42.17	303.0

SOURCE Orla Mining Ltd.

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CO: Orla Mining Ltd.

CNW 06:00e 09-APR-26